November 2, 2017

Daniel F. Duchovny
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549

Re:                             Versar, Inc.
                                                Schedule 14D-9
                                                Filed October 6, 2017
                                                File No.: 005-38041

Dear Mr. Duchovny:

This letter responds to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 27, 2017 with respect to Versar, Inc.’s (the “Company”) Schedule 14D-9  filed on October 6, 2017, as amended by that certain Amendment No. 1 filed on October 23, 2017 (the “Schedule 14D-9”).

The text of the Staff’s comment has been included in this letter in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, the Company’s response follows immediately below the numbered comment.

In addition, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Schedule 14D-9. Amendment No. 2 revises the Schedule 14D-9 to reflect our response to the comment from the Staff.

Schedule 14D-9

Background and Reasons for the Company Board’s Recommendation, page 14

1. We reissue prior comment 1. Please revise your disclosure to describe any discussions with the bidders and/or Mr. Otten regarding his employment status following the transaction, leading up to the execution of the memorandum of understanding on September 22, 2017.

Response: In response to this comment, the Company has further revised its additional disclosure regarding the memorandum of understanding with Mr. Otten added to its Schedule 14D-9 by Amendment No. 1 under the heading “Background and Reasons for the Company Board’s Recommendation—Background of Offer and Merger” as set forth in Amendment No. 2 to the Schedule 14D-9.

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6850 Versar Center Springfield, VA 22151 P: 703.750.3000 www.versar.com

If you have any questions regarding the above responses, please contact the undersigned at (703) 750-3000, or our legal counsel, Elizabeth Noe at Paul Hastings LLP at (404) 815-2287.

Sincerely,

/s/ James D. Villa
Name: James D. Villa
Title: Senior Vice President, General Counsel, Secretary and Chief Compliance Officer